Filed by 1st Constitution Bancorp

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: 1st Constitution Bancorp

Commission File No. 000-32891

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Lakeland Bancorp, Inc.

Investor Conference Call

July 12, 2021

Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

CORPORATE PARTICIPANTS

Tom Splaine, Executive Vice President, Chief Financial Officer

Thomas Shara, President, Chief Executive Officer

CONFERENCE CALL PARTICIPANTS

Frank Schiraldi, Piper Sandler

Erik Zwick, Boenning and Scattergood

William Wallace, Raymond James

Kevin Reevey, Elizabeth Park Capital Management

Alan Mullen, Private Investor

Stephen Tilton, Tilton Securities LLC

PRESENTATION

Operator

Good morning ladies and gentlemen, and thank you for standing by.

Welcome to the Lakeland Bancorp Inc. Investor Conference Call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session.

I would like to remind everyone that this conference call is being recorded July 12, 2021.

I will now turn the conference over to Tom Splaine. You may begin.

Tom Splaine

Thank you, Christelle.

I’m Tom Splaine, Executive Vice President and Chief Financial Officer of Lakeland Bancorp, and I’m joined today by Thomas Shara, President and Chief Executive Officer of Lakeland Bancorp, Inc. and Bob Mangano, President and Chief Executive Officer of 1st Constitution Bancorp.

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

Before we begin, I want to remind you that our remarks today contain forward-looking statements based on our current expectations. Please refer to Slide 2 of our investor presentations and our other public filings, including the risk factors section of our Form 10-K, where you will find examples of factors that can cause our results to differ materially from these forward-looking statements. For any forward-looking statements made in this presentation, or any related documents, Lakeland and 1st Constitution Bancorp claim protection of Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

With that, I’d like to turn the conference call over right now to Thomas Shara.

Thomas Shara

Thank you, Tom.

Good morning, everyone and thanks for joining us this morning to hear about Lakelands’s merger agreement with 1st Constitution Bancorp.

Earlier this morning, we sent out a press release and investor deck, which will walk you through the outlines of the transaction. Before going through the deck, I wanted you to know that Bob and I have known each other for over 25 years and in a prior life we worked together. Over the years, Bob and I have stayed in regular touch with one another and as a result, we both have a strong knowledge of each other’s companies.

Since joining 1st Constitution in 1996, Bob has methodically built a first-class bank, and one that fits us perfectly from a size, geography and business model perspective. As you read in the press release, Bob will be joining our Board of Directors following the close of the deal.

If you’re following along on the investor presentation, I’m going to start on Page 4.

We’re excited about this deal for many reasons, which include an ability to scale up 1st Constitution’s warehouse business and leverage or combined mortgage banking operations. From a geography perspective, this deal fits perfectly with the previously announced Harmony Bank transaction and enhances our Ocean, Bergen and Somerset County franchises. It also allows us to expand it to very strong contiguous markets, including Mercer, Monmouth and Middlesex counties. The deal also accelerates our crossing over the 10 billion asset threshold, which I’ll address shortly. With a combined 8.2 billion in deposits, this deal puts us at number five for New Jersey based banks.

Financially the deal is accretive to EPS by a little over 10% with tangible book value dilution of 3.9% and a 3.3 year earned back. Tom will talk more about the economics shortly.

Reviewing this deal is one with a low execution risk based on our familiarity with 1st Constitution’s business model and management team. As you know, Lakeland has been an active patient (phon) acquirer and this deal represents our fifth deal in the last eight years. We have a proven track record of meeting our standard objectives, successfully integrating deals and growing the combined companies quickly.

We have conducted extensive due diligence having reviewed over 65% of the loan book and nearly 100% of the warehouse borrowers. In fact, over the last two years, we have purchased participation in 1st Constitutions largest warehouse borrowers. Prior to entering into these participations, we conducted our own due diligence of the business including the operations and technology platforms. Additionally, several of our executives work with the warehouse team at other banks. Their reputation in the industry is outstanding and we intend on growing this business further as a combined Company.

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

One of the important benefits of this deal is that we are both operating under the same (inaudible) platform, which should make our conversion simpler. The mortgage banking platform is also the same as ours. For those of you who aren’t familiar with 1st Constitution, I’ll refer you to Page 5 which is a recap of the Company.

As you can see, the Company covers a wide footprint across the center of the state from the Jersey Shore to the Pennsylvania border. The bank has been around for 32 years and has assets of $1.8 billion, loans of $1.3 billion and deposits of over $1.5 billion. Of those deposits, 30% of those are demand deposits. The equity base is around $200 million, profitability metrics have been solid historically.

Before turning the call over to Tom to go over the next couple of pages, I wanted to address our thoughts on crossing the $10 billion threshold. This acquisition accelerates and better positions us across the $10 billion as compared to crossing organically over a long period of time. For the last few years, we’ve been preparing our company for that eventuality. Much of the costs associated with crossing are currently in our stand alone run rates, and they include the hiring of Chief Risk Officer James Nigro, over five years ago, the doubling of our risk management and information security teams, conducting comprehensive loan stress testing over the last two years, and enhancements to our compliance BSA and AML policies and staff. Some of the additional areas include an Enterprise Risk Management Committee, which has been in place for over 10 years, and three years ago, we formed the Board Level Risk Committee. Most recently, we conducted a GAAP analysis with a well-known risk management vendor which has showed us to be well positioned to cross $10 billion.

Lastly, we’ve been in regular contact with our regulators as we’ve grown, and they will be on site in August conducting board training. As it relates to the Durbin impact, we believe the impact will be approximately $3.3 million on a pretax basis. Based on current projects, we expect to cross over 10 billion in 2023, with the impact from Durbin occurring in 2024. This gives us ample time to find revenue enhancements and cost saves to offset these costs.

At this point, I’d like to turn this call over to Tom to go over the pro forma overview and assumptions. Following that, we’ll open the call up for questions. Tom, take it away.

Tom Splaine

Thanks, Tom.

As you can see on Slide 6, it’s a pro forma of the franchise that would look—we’re basically combining two footprints of two high growth areas in New Jersey with very little overlap in the existing branch network. As Tom mentioned, we closed in on the $10 billion asset mark threshold, but it’s expected that approximately $400 million of PPP loans currently on the books are likely to run off prior to the year end and the close of the deal. That solidifies our position as the fifth largest New Jersey bank in terms of deposits here in the state of New Jersey.

On Page 7, pro forma loan and deposit composition, as you can see, the loan mix is favorable on a pro forma basis with 1st Constitution’s higher CNI loan portfolio reducing the combined CRE to tangible risk-based capital ratio into the 420% file. As well, we’re combining two of the low-cost positive portfolios in the state with interest bearing accounts of approximately 26% on a pro forma basis and a projected cost of deposits of only 33 basis points.

As we move to Slide 8, looking at the financial performance on a pro forma basis, comparing ourselves to New Jersey, New York and Pennsylvania banks, with total assets between $3 billion and $15 billion dollars, you can see where Lakeland stands on a standalone basis, and where we would be on a pro forma basis. Return on assets moving to the top end of the scale at 121 as well as the efficiency ratio dropping to a sub 50 percentile.

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

On Page 9, the transaction overview is basically a summary of all the key metrics of the deal. Some of the ones that are most notable, the 100% stock consideration, total deal value about $244 million. Bob Mangano will be joining the Board of Directors of Lakeland Bancorp and Lakeland Bank. The accretion that Tom was talking about to 2021 EPS is over 10% and that the estimated cost savings will be in the 44% range.

On Page 10, more of the detailed merger assumptions.

The gross credit mark of approximately $21 million represents 1.6% of mark. Twenty five percent of the mark gets associated with PCD loans, and 75% gets associated with non-PCD loans, which will be established through day two provisioning expense. Fair value marks at this point in time, there’ll be a $1.3 million write up to the loan portfolio, representing $16 million, securities portfolio 1% markup for approximately $4 million, and a slight markup down on the positive portfolio, as well as the trust preferred securities. In total, the marks will come to an aggregate total of $21 million.

Merger expenses, as Tom mentioned, $18 million on a pretax basis and $13.5 million on an after-tax basis, representing 5.5% of the total deal value. We anticipate to close the deal either in the late fourth quarter of 2021, or early in first quarter of 2022 depending on timing.

On Page 11, these are some of the transaction highlights that we’ve already talked about. That’s a nice summary. The execution risk is low due to our prior experience with M&A as well as having the same core provider and on the same core platform for our loan portfolios. Projected capital remains very strong upon the completion of the merger and positions us well for the future. With that, I’d like to turn it back over to Christelle, so that we can do question-and-answers.

Operator

Thank you.

Your first question comes from the line of Frank Schiraldi with Piper Sandler.

Frank Schiraldi

Morning.

Tom Splaine

Hi, Frank. Good Morning

Frank Schiraldi

I wonder if—I just wanted to start with the 10% earnings accretion. In the deck, you indicate that the assumptions are based off of management forecasts for FCCY. I guess just given—if I look at the consensus estimates, there’s seems to be a pretty large delta across the published numbers. But when we think about—and you mentioned, Tom, the warehouse business, as we think about mortgage really probably being maybe a peak year in 2020, if you could maybe give a little bit of color on what the assumptions are for that business going forward, and what sort of headwind that might be to getting to that 10% accretion?

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

Thomas Shara

Yes, Frank, good morning. We did use 1st Constitutions estimates in the deal. They are not widely followed, and the estimates were all over the place. We did use their budget information and we’re quite happy with that, and Frank, they do have mortgage originations dropping next year. We do recognize that the market is plateauing. That is factored into our estimates on a go forward basis.

We do think there’s some pretty strong synergies in the mortgage side. We’re both pretty good at that business and we can combine those two, and we think we can do more business there. The real benefit here, Frank is the warehouse lending business is imminently scalable and we think there’s a pretty significant upside to that business in the combined company’s balance sheet. I hope that answers your question.

Frank Schiraldi

Oh, yes, I mean, I don’t know if you can give any more detail in terms of just the gain on sale, what an expectation might be in terms of contraction year-over-year. I don’t know if you’re willing or able to give that sort of detail.

Thomas Shara

Right. I don’t know the exact percentage, but we did have it coming down a fair amount in 2022.

Frank Schiraldi

Okay. Then you mentioned the warehouse, you mentioned the potential for scale there. But you also talked about going over the $10 billion mark. I think you mentioned if you go over 2023 then Durbin impact is 2024. But just wondered your thoughts on the roadmap to get to that $10 billion mark, you’ll be close, presumably with the deal close in late 2021 or early 2022. Your thoughts on limiting growth through 2022? Or is there some runoff? Just any color there?

Thomas Shara

Yes, we had mentioned earlier, Frank, that there’s 400 million of combined PPP loans that will come off the combined balance sheet by year end, so that will drop growth from there. But we’re not planning on curtailing any business between now and 2023. Hopefully by the time that we are reaching $8 to $10 billion, we’ve been fairly acquisitive. If there’s another deal that kind of jumps us over that’d be great, but we do plan on going through it organically at this point. As you know, Frank, we’ve been preparing for that for a long, long time, and as I said earlier, I think a lot of the costs are already embedded in our current run rate.

Frank Schiraldi

Great. Then if I could just get one more and just, the 44% cost saves does look like on the surface of things, a big number given some limited overlap in terms of branch footprints? I wonder if you can give any more color there, and does that include some branch consolidation?

Thomas Shara

Yes, Frank, there are a couple of branches in the mix there. We do have some overlap, Toms River and Jackson. I know Bob was planning to consolidate a couple of branches. But we do see some opportunities on third parties with professional fees and back office, and a couple of branches consolidated. We’ve compared notes with 1st Constitution throughout this, Frank, and we feel very comfortable with the 44% cost save number. As you know, historically, we’ve always delivered on that.

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

Frank Schiraldi

Okay, great. Thank you.

Thomas Shara

Thank you, Frank.

Operator

Your next question comes from the line of Erik Zwick with Boenning and Scattergood.

Erik Zwick

Morning, guys.

Thomas Shara

Good morning.

Erik Zwick

First, just curious, was this a competitive bid situation or was it a negotiated deal?

Thomas Shara

It was a competitive process. But again, Bob and I have a long history together, so I think that helped, ultimately get us here, but it was a full auction process.

Erik Zwick

Gotcha. Thanks for the color there. Then just curious in terms of you mentioned Bob is staying on and will join the Board, can you just talk a little bit more about, the rest of the organization, who’s coming over and what percentage of 1st Constitution’s employees have retention agreements?

Thomas Shara

Yes, there are a fair amount of executives that do have contracts (inaudible) control agreements. Bob and I have worked, again closely together to identify the key staff that needs to stay in place. As a matter of fact, we have a meeting tonight with our executive team. Those folks have been identified and we’re comfortable with where that comes out.

Erik Zwick

Got it. Then just maybe a follow up on Frank’s question about the cost savings, you mentioned some of the categories where there’s opportunity, curious if you’re able to provide just maybe kind of percentages of that 44%, where the savings are coming from. Then also just curious about timing, because I know in the, I think Slide 4, where you indicate 10%, EPS accretion in 2022. That is assuming 100% phases (phon). Just curious, how fast can you achieve those cost savings targets?

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

Thomas Shara

Yes, well we think we’ll close around year end. That’s five or six months from now. We’ll have that all put together. We have a conversion plan, immediately following year end. We think the cost save will materialize in early next year. One of the benefits here, as I mentioned earlier, is we are both on Fiserv (phon) and when we negotiated our contract with Fiserv, we negotiated some advantageous buying discounts, where it relates to acquiring other Fiserv companies. There’s a fair amount in the technology save with Fiserv, and there are a lot of professional fees and back-office consolidation that can take place here, both on the core banking side and on the mortgage side where we’re both running on the same system.

Erik Zwick

Got it, that’s helpful. Then just last one for me, and I’ll log off. Just curious, you mentioned your comfort with crossing the $10 billion threshold organically. It sounds like you’ll have a little bit of run room once some of the PPP loans run off. Should we take that to mean that you wouldn’t not undertake another deal at this point? Or, if something attractive comes along and compelling, would you feel comfortable having multiple deals pending or doing a couple—another one kind of back-to-back?

Thomas Shara

No, Erik, we’re going to spend all our time and energy integrating this. This is very important. This is the biggest deal we’ve ever done. We’re not going to do anything until this is put to bed. But, we’ll keep our eyes open for deals. The reality is that with 1st Constitution, it is a rare Company for New Jersey, it’s one of kind of the last of its kind from a size and quality perspective in the State. There’s not a whole lot left after this. But, we’ll keep our eyes and ears open on acquisitions. But after we put this to bed.

Erik Zwick

Thanks, Tom, I appreciate the answers.

Thomas Shara

Sure Erik.

Operator

Your next question comes from line of a William Wallace with Raymond James.

William Wallace

Thanks for taking my question. A couple follow ups. The 10% EPS accretion that you’re forecasting, is that based on consensus expectations are your own internal budgeting?

Tom Splaine

That’s us doing our own expectations based upon cost saves and accretion marks and all the kind of purchase accounting stuff as well. We’re pretty comfortable with 10% for 2022.

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

William Wallace

Okay, and I assume that the 44% is based on the 1st Constitution budget, not the consensus expectation?

Tom Splaine

Right, correct.

William Wallace

Okay. You mentioned in your prepared remarks, and then you said it again, for the first question about the opportunity to scale up the warehouse business. Is the synergies provided by that and the opportunity to scale that into your markets, is that considered in the 10% expectation? Or, is that a synergy that would be in addition to your model?

Tom Splaine

No, there’s no revenue enhancement in any of the modeling that we’ve had consistent with the way we handle prior M&A deals. The 10% accretion that you’re looking at is just based upon the cost savings, the anticipated purchase accounting marks.

William Wallace

Okay, great. Then is the opportunity for warehouse, is it really just expanding that business line into your existing markets? Are they not already exposed to those? I thought, for some reason, they had a lot of exposure in your markets for the warehouse business. I could be completely wrong there. Can you talk a little bit about that?

Thomas Shara

Yes, Well, it’s more of the opportunity to upsize existing relationships. There are some limits with a $1.8 billion company than with a $9 billion company, we have the ability to scale up existing customers and potentially revenue customers. It’s a fairly unique business and its unique business for a company of 1st Constitution size, but there’s a lot of opportunity within the existing book to grow.

William Wallace

Okay, great. Then my last question is, if I just kind of look at the new Central New Jersey markets that that this merger will get you into, are these markets, are they accretive to your franchise growth rate? Are they neutral? Or, are they slower growth markets?

Thomas Shara

They’re accretive. The markets that Bob’s company gets us into are growing faster than our current markets. We’ve seen that as a result of the harmony acquisition. We do business in all of these counties, but we’re sitting in the celebrating (phon) growth rate in the counties that’s Bob’s company is exposed to.

William Wallace

Okay. Okay. Thank you very much. That’s all.

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

Thomas Shara

Thanks, Wally.

Operator

Your next question comes from the line of Kevin Reevey with Elizabeth Park Capital Management.

Kevin Reevey

Good morning. Congratulations on the deal.

Thomas Shara

Thanks, Kevin.

Kevin Reevey

I was just curious if you could give us some details on your loan book due diligence review as it—specifically as it relates to the hotel and retail CRE book for 1st Constitution, as well as their top, let’s say, top 20 loans and relationships.

Thomas Shara

Yes, Kevin, I mentioned in the prepared remarks that we reviewed over 65% of the aggregate book. We did look at all of the large loans, including all hotels. There’s not a huge percentage of hotels, more percentage than we have as a Company, but we did look at all of the hospitality related credits, including the hotel book, and we were very comfortable with the credit profile. If you look back historically, loss rates for this Company over the last three to five years have been three to five basis points of loss content. The credit quality is quite good.

Kevin Reevey

Then lastly, as far as the—you mentioned the $3.3 million Durbin impact in 2024, can you talk about what we expect to see some of that replacement come from on the noninterest income side? Was that new on the asset growth side?

Thomas Shara

It would be coming from both Kevin. The warehouse business does have an opportunity for fee income associated with it. There’s more potential for fee revenue there. Again, the combined mortgage banking operation—1st Constitution actually originates more loans than we do as a company. Their gain on sale income was probably triple ours last year, just as an example. There are some non-interest income, the opportunities as a result of the acquisition that will make up for some of the loss of the Durbin.

Kevin Reevey

Great, thanks for taking my question.

Thomas Shara

No problem. Kevin.

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

Operator

Your next question comes from the line of Alan Mullen, Private Investor.

Alan Mullen

Good morning, and congratulations to all. Most of my—almost all my questions were answered by the prior callers. Just one thing. I heard in one response that the time of consummation, you’re expecting to be very late this year, early next year, if you can just confirm that I heard that correctly? That’s it from me, thank you.

Thomas Shara

Yes, Alan, that is correct. We’ve already been in contact with our regulators. Historically, we’ve been pretty efficient in terms of regulatory approvals. But because of the size of this deal, we’re thinking it will take a little bit longer. We’re targeting late fourth quarter, early first quarter for a close.

Alan Mullen

All right, thank you.

Thomas Shara

You’re welcome.

Operator

Your last question comes from the line of Stephen Tilton with Tilton Securities LLC.

Stephen Tilton

Hi, Tom.

Thomas Shara

Hey, good morning, Steve.

Stephen Tilton

Good morning, congratulations on the deal.

Thomas Shara

Thank you. Thank you.

Stephen Tilton

I had a question relating to the ratings on these sub debt bonds we have. How will that—this deal impact that ranking or rating?

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

Thomas Shara

We don’t think it will, Steve. The sub-debt (phon) is coming due at the end of September. We wanted to get this thing behind us first, and then we’ll move on to the subject. But, I don’t think it’ll have any impact whatsoever on the rating. I’m hoping one of the shortfalls in the rating was that we weren’t large enough and we were limited in geography. This solves both of those, quite frankly. I’m hoping that over time, we can upgrade our rating to a triple B flat. But we expect to be in the market, probably in August, on refinancing the existing sub debt.

Tom Splaine

Steve, just a follow up point on that is that if you look at the financial metrics as a deal with the additional increase in income and the higher capital ratios, pro forma at the end of the deal, that should only make bondholders feel even more comfortable going forward.

Stephen Tilton

That’s a positive. One other question, Tom. I think the mortgage banking, warehousing is a really good business, even though it might have peaked. I still think that will be very helpful to the Lakeland side on the equation.

Thomas Shara

Yes, we were very familiar with that business in a prior life. I tried to hire that team. But, what we’re seeing in this team are best in class. We’re very much looking forward to being in that business in a bigger way.

Stephen Tilton

Okay, well, that’s all I have.

Thomas Shara

Thank you, Steve. Appreciate the questions.

Operator

Presenters, we have no further questions. Do you have any closing remarks?

Thomas Shara

Yes, I want to thank everybody for getting on the call today. For those of you who do have additional questions, Tom and I are available anytime today to answer those. We appreciate the opportunity. We’re excited about the merger with 1st Constitution and look forward to moving this deal forward. Thank you for being here this morning. Appreciate your attention. Thank you, Operator.

Operator

You’re welcome sir. This concludes today’s conference call. You may now disconnect.

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Lakeland Bancorp intends to file with the Commission a registration statement that will include a joint proxy statement of Lakeland Bancorp and 1st Constitution Bancorp that also constitutes a prospectus of Lakeland Bancorp. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Lakeland Bancorp and 1st Constitution Bancorp with the Commission at the Commission’s website at www.sec.gov. These documents may be accessed and downloaded for free at Lakeland Bancorp’s website at www.lakelandbank.com or by directing a request to Investor Relations, Lakeland Bancorp, Inc., 250 Oak Ridge Road, Oak Ridge, New Jersey 07438 (973-697-2000). 1st Constitution Bancorp’s documents may be accessed and downloaded for free at 1st Constitution Bancorp’s website at www.1stconstitution.com or by directing a request to Investor Relations, 1st Constitution Bancorp, 2650 Route 130 P.O. Box 634 Cranbury New Jersey 08512 (609-655-4500).

Participants in the Solicitation

Lakeland Bancorp, 1st Constitution Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from 1st Constitution Bancorp’s and Lakeland Bancorp’s shareholders in respect of the proposed transaction. Information regarding the directors and executive officers of Lakeland Bancorp may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the Commission on April 9, 2021 and can be obtained free of charge from Lakeland Bancorp’s website. Information regarding the directors and executive officers of 1st Constitution Bancorp may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the Commission on April 22, 2021 and can be obtained free of charge from 1st Constitution Bancorp’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

Cautionary Statements Regarding Forward-Looking Information

This communication contains forward-looking statements with respect to the proposed mergers and the timing of consummation of the mergers that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “anticipates”, “projects”, “intends”, “estimates”, “expects”, “believes”, “plans”, “may”, “will”, “should”, “could” and other similar expressions are intended to identify such forward looking statements. These forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements. The following factors, among others, could cause actual results to differ materially and adversely from such forward-looking statements: failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company); failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all or other delays in completing the transaction; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of Lakeland Bancorp or 1st Constitution Bancorp; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Lakeland Bancorp or 1st Constitution Bancorp; failure to realize anticipated efficiencies and synergies if the Mergers are consummated; material adverse changes in Lakeland Bancorp’s or 1st Constitution Bancorp’s operations or earnings; decline in the economy in Lakeland Bancorp’s and 1st Constitution Bancorp’s primary market areas; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the dilution caused by Lakeland Bancorp’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Lakeland Bancorp or 1st Constitution Bancorp. Additional factors that could cause results to differ materially from

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Lakeland Bancorp, Inc. – Investor Conference Call, July 12, 2021

those described above can be found in Lakeland Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent Commission filings, each of which is on file with the Commission and available in the “Investors Relations” section of Lakeland Bancorp’s website, www.lakelandbank.com, under the heading “Documents” and in other documents Lakeland Bancorp files with the Commission, and in 1st Constitution Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent Commission filings, each of which is on file with and available in the “Investor Relations” section of 1st Constitution Bancorp’s website, www.1stconstitution.com, under the heading “SEC Filings” and in other documents 1st Constitution Bancorp files with the Commission. Neither Lakeland Bancorp nor 1st Constitution Bancorp assumes any obligation for updating any such forward-looking statements at any time.

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